UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Notice of Delisting from The Nasdaq Stock Market

As previously disclosed in the Company’s Report on Form 6-K and press release dated March 19, 2026, MDJM LTD (the “Company”) received a staff determination letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on March 13, 2026, notifying the Company that, as the Company’s securities had a closing bid price of $0.10 or less for 10 consecutive business days, its securities would be suspended effective with the open of trading on March 20, 2026.

On March 20, 2026, the Company requested a hearing before an independent Nasdaq Hearings Panel (the “Panel”).

On May 14, 2026, the Company received a written decision from the Panel notifying the Company that the Panel had denied the Company’s request to reinstate its listing on Nasdaq and had determined to delist the Company’s Class A ordinary shares from Nasdaq.

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-294010), as amended, and (ii) the registration statement on Form S-8 of the Company (File Number 333-278269), as amended, and into the prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: May 19, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors